UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36633

Epiq Systems, Inc.

(Exact name of registrant as specified in its charter)

501 Kansas Avenue

Kansas City, Kansas 66105

Telephone: (913) 621-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

(1) The Preferred Stock Purchase Rights (the “Rights”) expired at 5:00 p.m., New York City time, on July 7, 2015 pursuant to the terms of the Rights Agreement, dated as of September 18, 2014, by and between Epiq Systems, Inc. and Wells Fargo Bank, National Association, as Rights Agent, as amended on April 23, 2015. Epiq Systems, Inc. initially filed a Form 8-A to register the Rights on September 19, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, Epiq Systems, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EPIQ SYSTEMS, INC.

Date: July 15, 2015	By:	/s/ Tom W. Olofson
	Name:	Tom W. Olofson
	Title:	Chairman of the Board, Chief Executive Officer and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.